SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                     CAMERON ASHLEY BUILDING PRODUCTS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    133290106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

     Bradco Supply Corporation             Barry Segal
     13 Production Way                     c/o Bradco Supply Corporation
     P.O. Box 67                           13 Production Way
     Avenel, New Jersey 07001              P.O. Box 67
     Phone: (732) 382-3400                 Avenel, New Jersey 07001
                                           Phone: (732) 382-3400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with a copy to -

                           Stanley U. North, III, Esq.
              Sills, Cummis, Radin, Tischman, Epstein & Gross, P.A.
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (973) 643-7000

                                February 8, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 133290106               SCHEDULE 13D                Page 2 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Bradco Supply Corporation
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New Jersey
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        2,000
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            None
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               2,000
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.02%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 133290106               SCHEDULE 13D                Page 3 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Barry Segal
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF, OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        442,900
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            None
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               444,900
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      442,900
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.11%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

      Bradco Supply Corporation, a New Jersey corporation ("Bradco") and Barry Segal, an individual ("Segal" and together with Bradco, collectively the "Reporting Persons") hereby file the statement on Schedule 13D, (the "Schedule 13D"), with respect to their beneficial ownership of Common Stock of Cameron Ashley Building Products, Inc. (the "Cameron" or the "Company").

Item 1.  Security and Issuer

      This statement relates to the Common Stock of Cameron Ashley Building Products, Inc., a Georgia corporation (the "Company" or "Cameron"). The address of the principal executive offices of Cameron are located at 11651 Plano Road, Dallas, Texas 75238.

Item 2.  Identity and Background

      Information Regarding Bradco

      (a) - (c) Bradco is a New Jersey corporation with its principal executive offices at 13 Production Way, Avenel, New Jersey 07001. Bradco is principally engaged in the business of selling and distributing building materials, products and supplies. The following information with respect to each executive officer and director of Bradco, each person controlling Bradco and each executive officer and director of any corporation or other person ultimately in control of Bradco is set forth in Schedule A hereto: (i) name, (ii) business address, (iii) principal occupation or employment and the name of any corporation or other organization in which such employment is conducted, together with the principal business and address of such corporation or organization other than the Reporting Persons.

      (d) - (f) During the last five years, none of the Reporting Persons, or to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

      The citizenship of each of the individuals identified pursuant to Paragraphs (a) through (c) is identified on Schedule A.

      Information Regarding Barry Segal

      (a) - (c) Barry Segal has a business address c/o Bradco Supply Corporation, 13 Production way, Avenel, New Jersey 07001 and his present principal occupation is that of Chief Executive Officer of Bradco at the address immediately above which is in the business of selling and distributing building materials, products and supplies.

      (d) - (f) During the last five years, Mr. Segal has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

      Mr. Segal is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

      Bradco has directly purchased approximately 2,000 shares of Cameron Common Stock on the open market for the aggregate purchase price of approximately $16,620. An itemized breakdown of the daily transactions from December 1, 1999 to February 8, 2000 is more fully set forth in Item 5 below. The source of funds for the payment by Bradco for such Cameron Common Stock was with from its working capital. Bradco did not purchase any of such Common stock with borrowed funds.

      Segal directly purchased approximately 442,900 shares of Cameron Common Stock on the open market for the aggregate purchase price of approximately $5,264,949. An itemized breakdown of the daily transactions from December 1, 1999 to February 8, 2000 is more fully set forth in Item 5 below. The source of funds for the payment by Segal for such Cameron Common Stock was with borrowed funds obtained from his broker on a margin basis. These borrowed funds are secured by the securities held by such broker on Segal's behalf. In addition, Bradco has agreed to provide Segal with an unsecured line of credit of up to $5 million for general purposes including the repayment of margin borrowings.

Item 4. Purpose of Transaction

      The Reporting Persons believe that the current Cameron management buy-out offer of $15.10 per share is inadequate and is well below the true market value of this stock. In a transaction that would provide superior value to Cameron shareholders, the Reporting Persons are seeking to purchase approximately 60% of the outstanding shares of Cameron at $16.25/share, merge Bradco's existing operations into Cameron and then with the help of Cameron management work to grow the combined companies. Cameron shareholders who maintain their investment in Cameron would be able to share in the future potential of the combined companies. Further, by providing Cameron shareholders the option to continue to hold the stock of the combined entity, Cameron shareholders could avoid a taxable transaction or alternatively possibly derive capital gain tax benefits for the appreciation in the value of their individual holdings.

      The Reporting Persons are interested in pursuing the foregoing transaction, preferably on an amicable basis, and Bradco has attempted to initiate discussions with the Independent Committee of the Board of Directors of Cameron to that effect. A recent letter indicating Bradco's interest in exploring such a transaction is annexed hereto as Exhibit 1. No meaningful discussions have yet occurred between the companies.

      The Reporting Persons believe, based on initial discussions with Bradco's primary lender, that such lender would be willing to consider providing financing if such an amicable transaction can be accomplished.

      Subject to all applicable legal requirements and the factors referred to below, the Reporting Persons presently intend to purchase from time to time in the open market or privately negotiated transactions additional shares of Cameron Common Stock. In determining whether to purchase additional shares of Cameron Common Stock, the Reporting Persons intend to consider various factors, including Cameron's financial condition, business and prospects, other developments concerning Cameron, the reaction of Cameron to the Reporting Persons' ownership of shares of Common Stock, price levels of Cameron Common Stock, other business opportunities available to the Reporting Persons, and other general economic, monetary and stock market conditions. In addition, depending upon, among other things, the matters referred to above, the Reporting Persons may determine to dispose of all or a portion of their shares of Cameron Common Stock.

      Upon consummation of the transactions contemplated, the shares of Cameron Common Stock would continue to be authorized to be traded on the New York Stock Exchange, and the shares of Cameron Common Stock would continue to be registered under the Securities Exchange Act of 1934.

      Other than as indicated above, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals): (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Cameron, or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of Cameron or any of its subsidiaries; (iii) any material change in the present capitalization or dividend policy of Cameron; (iv) any other material change in Cameron's business or corporate structure; (v) any other material changes in Cameron's charter or bylaws or other actions which may impede the acquisition of the control of Cameron by any persons; (vi) causing a class of securities of Cameron to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (vii) a class of equity securities of Cameron becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (viii) any actions similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

      (a) Segal is the direct beneficial owner of 442,900 shares of Cameron Common Stock, representing approximately 5.09% of the outstanding Cameron Common Stock (based on the 8,705,367 shares of Cameron Common Stock reported to be outstanding as of January 14, 2000 in Cameron's Annual Report on Form 10K for the fiscal year ended October 31, 1999). In addition, by virtue of his position as a majority shareholder of Bradco and Bradco's chief executive officer, Segal may be deemed to be the indirect beneficial owner of the 2,000 shares of Cameron Common Stock owned by Bradco, representing approximately .02% of the outstanding Cameron Common Stock. Therefore, Segal may be deemed the beneficial owner of 444,900 shares of Cameron Common Stock representing approximately 5.11% of the outstanding Cameron Common Stock.

      (b) Segal has the sole power to vote or direct the vote and the sole power to dispose of, or to direct the disposition of, the Cameron Common Stock owned by him. Bradco has the sole power to vote or direct the vote and the sole power to dispose of, or to direct the disposition of, the Cameron Common Stock owned by it.

      (c) Within the last 60 days Segal has effected the following purchase and sales of Cameron Common Stock on the open market.

Transaction           Quantity               Date                Unit Price
-------------      ----------------       ---------------        --------------
Bought             1,000                  12/02/1999             $8
Bought             700                    12/02/1999             $8.063
Bought             600                    12/02/1999             $8.063
Bought             900                    12/02/1999             $8.063
Bought             600                    12/02/1999             $8.063
Bought             700                    12/02/1999             $8.063
Bought             700                    12/02/1999             $8.063
Bought             700                    12/02/1999             $8.063
Bought             1,200                  12/02/1999             $8.063
Bought             1,500                  12/03/1999             $8
Bought             1,000                  12/03/1999             $8.063
Bought             1,000                  12/06/1999             $7.75
Bought             1,000                  12/06/1999             $8.375
Bought             6,200                  12/07/1999             $7.563
Sold               (1,500)                12/08/1999             $8.25
Bought             400                    12/10/1999             $7.813
Bought             3,000                  12/10/1999             $8.063
Bought             4,000                  12/10/1999             $8.063
Bought             4,000                  12/10/1999             $8.063
Bought             3,000                  12/10/1999             $8.188
Bought             3,000                  12/10/1999             $8.188
Bought             2,000                  12/10/1999             $8.25
Bought             2,000                  12/10/1999             $8.125
Bought             2,000                  12/13/1999             $8.063
Bought             4,000                  12/13/1999             $8.125
Bought             2,000                  12/13/1999             $8.062
Bought             2,000                  12/13/1999             $8.062
Bought             2,000                  12/13/1999             $8.187
Sold               (2,000)                12/13/1999             $8.187
Sold               (2,000)                12/13/1999             $8.25

Transaction           Quantity               Date                Unit Price
-------------      ----------------       ---------------        --------------
Sold               (2,000)                12/14/1999             $8.75
Sold               (400)                  12/15/1999             $9.063
Sold               (1,000)                12/15/1999             $9.125
Sold               (1,000)                12/15/1999             $9.188
Sold               (1,000)                12/15/1999             $9.25
Sold               (1,000)                12/15/1999             $9.062
Bought             2,000                  12/16/1999             $8.813
Bought             2,000                  12/16/1999             $8.750
Sold               (2,000)                12/16/1999             $9.00
Bought             4,500                  12/17/1999             $8.5
Bought             4,000                  12/17/1999             $8.5
Bought             2,600                  12/17/1999             $8.563
Bought             3,000                  12/17/1999             $8.563
Bought             2,000                  12/17/1999             $8.563
Bought             4,000                  12/17/1999             $8.625
Bought             4,000                  12/17/1999             $8.688
Bought             2,000                  12/17/1999             $8.688
Sold               (3,000)                12/17/1999             $8.875
Bought             100                    12/20/1999             $8.563
Bought             4,000                  12/20/1999             $8.563
Bought             1,000                  12/20/1999             $8.563
Sold               (2,000)                12/20/1999             $8.687
Sold               (2,000)                12/20/1999             $8.75
Sold               (1,000)                12/21/1999             $8.813
Sold               (2,000)                12/21/1999             $8.875
Sold               (2,000)                12/22/1999             $8.50
Bought             4,000                  12/22/1999             $9.25
Bought             2,000                  12/22/1999             $9.25
Bought             1,700                  12/22/1999             $9.25
Bought             1,000                  12/22/1999             $9.25
Bought             2,000                  12/22/1999             $9.25
Bought             1,000                  12/22/1999             $9.25
Bought             2,000                  12/22/1999             $9.25
Sold               (1,000)                12/23/1999             $8.875
Sold               (1,000)                12/23/1999             $9.625
Sold               (1,000)                12/23/1999             $9.625
Sold               (1,000)                12/23/1999             $10
Sold               (1,000)                12/23/1999             $10.063
Bought             3,000                  12/29/1999             $11.313
Bought             1,000                  12/29/1999             $11.313
Bought             3,000                  12/29/1999             $11.313
Bought             1,800                  01/06/2000             $11.125
Bought             3,000                  01/06/2000             $11.188
Bought             2,000                  01/06/2000             $11.25
Sold               (2,000)                01/06/2000             $11.375
Bought             2,000                  01/07/2000             $11.688
Bought             2,000                  01/07/2000             $11.75
Bought             2,000                  01/07/2000             $11.75
Bought             2,000                  01/07/2000             $11.75
Bought             1,700                  01/07/2000             $11.938
Bought             2,000                  01/07/2000             $12
Bought             1,900                  01/10/2000             $11.688
Bought             2,000                  01/10/2000             $11.75
Bought             2,000                  01/10/2000             $11.75
Bought             2,000                  01/10/2000             $11.75

Transaction           Quantity               Date                Unit Price
-------------      ----------------       ---------------        --------------
Bought             3,000                  01/13/2000             $11.188
Bought             2,000                  01/13/2000             $11.25
Sold               (3,000)                01/13/2000             $11.25
Bought             3,000                  01/14/2000             $11.188
Bought             2,000                  01/14/2000             $11.625
Sold               (2,000)                01/14/2000             $11.688
Sold               (1,000)                01/14/2000             $11.938
Sold               (2,000)                01/18/2000             $13.75
Sold               (1,500)                01/18/2000             $13.813
Bought             2,000                  01/18/2000             $13.875
Bought             2,000                  01/18/2000             $13.875
Bought             2,000                  01/19/2000             $13.813
Bought             2,000                  01/19/2000             $13.875
Bought             3,000                  01/19/2000             $13.938
Bought             3,000                  01/19/2000             $13.938
Bought             4,000                  01/20/2000             $13.875
Bought             3,000                  01/20/2000             $13.875
Bought             3,000                  01/20/2000             $13.875
Bought             2,000                  01/20/2000             $13.875
Bought             4,000                  01/20/2000             $13.875
Bought             3,000                  01/20/2000             $13.875
Bought             2,000                  01/20/2000             $13.875
Bought             2,000                  01/20/2000             $13.938
Bought             2,000                  01/20/2000             $13.938
Bought             4,000                  01/21/2000             $13.625
Bought             2,000                  01/21/2000             $13.688
Bought             2,000                  01/21/2000             $13.875
Bought             4,000                  01/21/2000             $13.875
Bought             2,500                  01/21/2000             $13.875
Bought             3,000                  01/24/2000             $13.75
Bought             3,000                  01/24/2000             $13.75
Bought             3,000                  01/24/2000             $13.75
Bought             3,000                  01/24/2000             $13.75
Bought             3,000                  01/24/2000             $13.75
Bought             3,000                  01/24/2000             $13.75
Sold               (1,000)                01/24/2000             $13.875
Bought             3,000                  01/24/2000             $13,688
Bought             100                    01/25/2000             $13.688
Bought             2,000                  01/25/2000             $13.813
Bought             3,000                  01/25/2000             $13.75
Bought             3,000                  01/25/2000             $13.813
Bought             3,000                  01/25/2000             $13.813
Bought             3,000                  01/25/2000             $13.813
Bought             3,000                  01/25/2000             $13.813
Sold               (1,200)                01/25/2000             $13.875
Bought             200                    01/26/2000             $13.813
Bought             2,000                  01/26/2000             $13.875
Bought             2,000                  01/26/2000             $13.875
Bought             2,000                  01/26/2000             $13.875
Bought             3,000                  01/26/2000             $13.875
Bought             3,000                  01/26/2000             $13.875
Bought             2,000                  01/26/2000             $13.875
Bought             2,000                  01/26/2000             $13.875
Bought             3,000                  01/27/2000             $13.813
Bought             3,000                  01/27/2000             $13.875

Transaction           Quantity               Date                Unit Price
-------------      ----------------       ---------------        --------------
Bought             3,000                  01/27/2000             $13.875
Bought             3,000                  01/27/2000             $13.875
Bought             3,000                  01/27/2000             $13,875
Bought             4,000                  01/28/2000             $13.813
Bought             3,000                  01/28/2000             $13.813
Bought             3,000                  01/28/2000             $13.875
Bought             3,000                  01/28/2000             $13.875
Bought             3,000                  01/28/2000             $13.875
Bought             1,700                  01/31/2000             $13.75
Bought             400                    01/31/2000             $13.813
Bought             2,000                  01/31/2000             $13.813
Bought             200                    02/01/2000             $13.75
Bought             3,000                  02/01/2000             $13.875
Bought             3,000                  02/01/2000             $13.875
Bought             3,000                  02/01/2000             $13.875
Bought             3,000                  02/01/2000             $13.875
Bought             4,000                  02/02/2000             $13.875
Bought             3,000                  02/02/2000             $13.875
Bought             3,000                  02/02/2000             $13.875
Bought             3,000                  02/02/2000             $13.875
Bought             3,000                  02/02/2000             $13.875
Bought             3,000                  02/02/2000             $13.875
Bought             3,000                  02/02/2000             $13.875
Bought             4,000                  02/02/2000             $13.875
Bought             3,000                  02/02/2000             $13.875
Bought             3,000                  02/02/2000             $13.875
Bought             3,000                  02/02/2000             $13.875
Bought             3,000                  02/03/2000             $13.875
Bought             3,000                  02/03/2000             $13.875
Bought             3,000                  02/03/2000             $13.875
Bought             3,000                  02/03/2000             $14
Bought             3,000                  02/03/2000             $14
Bought             3,000                  02/03/2000             $14
Bought             3,000                  02/03/2000             $14
Sold               (3,000)                02/03/2000             $14.125
Bought             700                    02/04/2000             $14.125
Bought             3,000                  02/04/2000             $14.25
Bought             3,000                  02/04/2000             $14.25
Bought             3,000                  02/04/2000             $14.25
Bought             3,000                  02/04/2000             $14.375
Bought             3,000                  02/07/2000             $14.25
Bought             3,000                  02/07/2000             $14.375
Bought             3,000                  02/07/2000             $14.375
Bought             2,500                  02/07/2000             $14,313
Bought             100                    02/08/2000             $14.375
Bought             2,000                  02/08/2000             $14.4
Bought             300                    02/08/2000             $14.438
Bought             500                    02/08/2000             $14.438
Bought             100                    02/08/2000             $14.438
Bought             2,000                  02/08/2000             $14.5
Bought             400                    02/08/2000             $14.5
Bought             100                    02/08/2000             $14.5
Bought             2,000                  02/08/2000             $14.5
Bought             100                    02/08/2000             $14.5
Bought             1,000                  02/08/2000             $14.5

Transaction           Quantity               Date                Unit Price
-------------      ----------------       ---------------        --------------
Bought             500                    02/08/2000             $14.5
Bought             300                    02/08/2000             $14.5
Bought             2,000                  02/08/2000             $14.5
Bought             1,900                  02/08/2000             $14.5

Item 6. Contracts, Arrangements, Understandings or Relationships with

      Respect to Securities of the Issuer.

      None of the Reporting Persons (or other persons listed in Item 2 of the Schedule 13D) have entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with such persons and any person with respect to any securities of Cameron, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7. Material to be Filed as Exhibits

      Exhibit A - Joint Filing Statement

      Exhibit B - Letter dated January 21, 2000 to the Special Committee of the Board of Directors of the Company.

Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2000

                                                  BRADCO SUPPLY CORPORATION


                                                  By: /s/ Barry Segal
                                                      --------------------------
                                                  Name: Barry Segal
                                                  Title: Chief Executive Officer

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2000


                                                  By: /s/ Barry Segal
                                                      --------------------------
                                                  Name: Barry Segal

                             JOINT FILING AGREEMENT

      In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Cameron Ashley Building Products, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of this 9th day of February, 2000

                                                  BRADCO SUPPLY CORPORATION


                                                  By: /s/ Barry Segal
                                                      --------------------------
                                                  Name: Barry Segal
                                                  Title: Chief Executive Officer


                                                  By: /s/ Barry Segal
                                                      --------------------------
                                                  Name: Barry Segal

                                   SCHEDULE A

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                            BRADCO SUPPLY CORPORATION

      The names of the Directors and the names and titles of the Executive Officers of Bradco Supply Corporation and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual is a U.S. citizen. If no address is given, the director's or officer's business address is 13 Production Way, Avenel, New Jersey 07001. Unless otherwise indicated, each occupation set forth below opposite and individual's name refers to such individual's position with Bradco Supply Corporation.

Name, Title and Citizenship           Principal Occupation and Business Address
---------------------------           -----------------------------------------
Barry Segal                           Chief Executive Officer and Director
Bradley Segal                         Vice President and Director
Steven Feinberg                       Vice President, Treasurer and Director
Joe Stacey                            Controller
Michael L. Weinberger                 Secretary and General Counsel
John Morrison                         Vice President

                            Exhibit B to Schedule 13D
                               filed on behalf of
                            Bradco Supply Corporation

                     [Bradco Supply Corporation Letterhead]

                                      January 21, 2000

VIA: FACSIMILE (404) 885-1840

The Special Committee of the Board of Directors of
Cameron Ashley Building Products, Inc.
c/o Lawrence P. Klamon, Esq.
2665 Dellwood Drive, N.W.
Atlanta, Georgia 30305-3519

Dear Mr. Klamon:

      Just so you are aware, since the restrictions on my buying Cameron stock expired in October, 1999 I have purchased over 250,000 shares of CAB and still believe it is a good buy which may cause me to make further significant purchases.

      It would be interesting to know how long this stock buy back has been in the works. When you analyzed the company it was obvious that management wasn't buying its own stock, owned very little, and when exercising their options rarely kept the stock.

      It appears that the Board of Directors has been recast since 1997 as shown below in an effort to possibly more easily permit approval of a deal as cheap as the one just announced:

1997 Board
       INSIDERS                            OUTSIDERS
       --------                            ---------
       Richard L. Cravey                   Allen J. Keesler, Jr.  (retired)
       Ronald  Ross                        J. Veronica Biggins
       Edwin A.  Wahlen, Jr.               Stanley C. Weiss  (retired)
       Walter J. Muratori                  Donald S. Huml   (resigned)
                                           Harry K. Hornish
                                           Don A. Rice  (resigned)
Current Board
       INSIDERS                            OUTSIDERS
       --------                            ---------
       Walter J. Muratori                  Harry K. Hornish
       Alan K. Swift                       J. Veronica Biggins
       Ronald Ross                         Lawrence P. Klamon
       Edwin A. Wahlen, Jr.
       Richard L. Cravey

January 21, 2000
Page 2

      As far as the fairness of the price, if you applied the same value of 7.9 EBITDA to Cameron as you did when you were buying Bradco the price should be approximately $415,000,000, which would make the Cameron value about $26.00 per share. Cameron was willing to pay Bradco twice book and Eagle Supply Group went public at 2.84 times book and 8.2 times EBITDA. How can Cameron be sold at 1 x book?

      When Nations Bank became aware of the possibility of Cameron purchasing Bradco, the stock moved from $15 to $17. Our deal price was $17 and the warrant price was $19. When news of the deal came out, the stock went to the $20 area. Since that time, I followed Cameron closely and could never understand the low value at which the stock eventually traded. Take a look at the following numbers:

CAMERON ASHLEY

                            CLOSING STOCK
             REVENUE            PRICE               EPS               MULT
             -------            -----               ---               ----

1999         1,139.50           10.00               1.94               5.2
1998           899.20           11.25               1.61               7
1997           761.60           17.38               1.20               14.5
1996           604.70           13.63               1.28               10.7
                88%             -26.6%             51.6%              -50.5%

      Analysts were targeting the stock in the $17-$18 area (see attached). Recently, there were rumors that CAB was talking to Allied, and more recently there was a rumor of a stock buy back, to be followed by a spin off of Ashley and a flip of the balance to Home Depot.

      Ron Ross has bought enough companies to know that twice book is fair. How can you let the shareholders take so much less? I would like to remind you on June 22, 1998 the National Home Center had the following: "Cameron Ashley currently trades on the NASDAQ National Market. On June 2, its stock price closed at $16.75 per share. Company chairman and CEO Ron Ross has said he wants to increase its value to $30 per share by the year 2002"...for whose benefit?

      I also want you to know that we are seriously exploring financing in anticipation of possibly making a competing higher offer for a controlling interest in Cameron.

                                                     Very truly yours,

                                                     Barry Segal

cc: Mr. Richard Cravey (via Fax (404) 816-3258

Robinson-Humphrey                                       Atlanta Financial Center
Focused on Growth(SM)                                  3333 Peachtree Road, N.E.
                                                          Atlanta, Georgia 30326
                                                                 (404)  266-6000
                                       A Subsidiary of Saloman Smith Barney Inc.
                                             Member New York Stock Exchange Inc.

                                                          R. Douglas Moffat, CFA
                                                      Robert R. Walton, Jr., CFA
                                                                  (404) 266-6151
                                                                   June 16, 1999

                     CAMERON ASHLEY BUILDING PRODUCTS, INC.
--------------------------------------------------------------------------------

NYSE-CAB (6/9/99):                                    $ 10 5/8
52-Week Range                                 $ 17 5/8-$ 8 3/4

Dividend-Yield:                                      $0.00-Nil
Book Value/Share:                                       $13.83
Estimated Five-Year EPS Growth:                            15%
Return on Average Equity (1998):                         13.7%
Shares Outstanding (Mil):                             8.8 shrs
Estimated Float:                                           14%

Inst'l Holdings (% of Shrs. Outstanding):                  73%
Market Value (Mil):                                        $94
52-Week Avg. Daily Trading Vol.                  17,500 shares

Industry Sector: Distribution - Building Products

DJIA                                       10690.29
S&P 500                                     1318.64

FORECAST
---------------------------------------------------
FYE 10/31               1998A       1999E     2000E
---------------------------------------------------
EPS                     $1.61       $1.92     $2.15
---------------------------------------------------
P/E Ratio                6.6X        5.5X      4.9X
---------------------------------------------------

RECOMMENDATION
---------------------------------------------------
 SHORT-TERM           LONG-TERM        RISK RANKING
---------------------------------------------------
     2                    1                  H
---------------------------------------------------

Risk:                                          High
18-Month Price Target:                          $18
Technicals:                                    2/NR

--------------------------------------------------------------------------------
RE"BUILDING" MOMENTUM

We have reinstated active research coverage on Dallas-based Cameron Ashley Building Products, Inc. with a 2/1-H, Attractive Long-Term Buy recommendation. After avoiding cyclical names in favor of high-flying technology issues, investors appear willing to reconsider the merits of the group as the nation's near-decade-long economic expansion continues without interruption. In addition to benefiting from more favorable macro trends, CAB appears to have operating strategies in place to support annual bottom-line growth of 15%-20% longer term. As one of the nation's largest wholesale distributors of building products, the company is well positioned, in our opinion, to reap the benefits of scale on both sides of its supply chain. Indeed, we believe the potential synergies available from better integration of its existing 167-branch network are only beginning to materialize, offering significant opportunities to extend marketing capabilities while expanding corporate margins. Chances to grow its geographic footprint - both internally and through acquisitions - remain plentiful and we believe CAB is capable of attaining the $2 billion mark for revenues within the next three to five years. While current multiples do not, in our opinion, reflect the long term value of the organization, cost overruns and delays associated with an ongoing IT system roll-out cloud our outlook over the near term. Nonetheless, as these distractions are resolved between now and the first half of next year, we expect CAB to trade up to the $18 level within the next 12 to 18 months. This implies an enterprise value of six times estimated fiscal 1999 EBITDA and a relative P/E multiple around 35% of the S&P 500.

--------------------------------------------------------------------------------
BASIC REPORT                                                   EQUITIES RESEARCH
--------------------------------------------------------------------------------

                                     EXCERPT
                                      FROM
               ROBINSON HUMPHREY Basic Report - Equities Research
                               dated June 16, 1999

o     STOCK EXTREMELY CHEAP VERSUS PEERS AND HISTORIC NORMS

      Presently, shares of CAB trade at only 5.5 times estimated fiscal 1999 EPS and 4.9 times our FY 2000 forecast. This compares to a peer group of other high growth distributors at 13.3 and 11.2 times, respectively. Continuing the comparison further, on an enterprise value to EBITDA multiple basis, CAB also sells at a material discount to the group (5.6 times versus 7.8) and at or near all-time lows on a price to sales and price to book. From our perspective, uncertainties regarding the IT implementation clearly merit some valuation discount, but present levels appear excessive given
      (1) the company's leadership in growing geographic and product markets and
      (2) upside margin potential through purchasing economies and efficiency gains from technology investments.

Note: The Reporting Persons have not sought nor obtained the consent of either the author or the publication for the use of this previous published material.

--------------------------------------------------------------------------------
[LOGO] SOUTHWEST SECURITIES                                      RESEARCH REPORT
         1201 ELM STREET, SUITE 3500, DALLAS, TEXAS 75270 - [ILLEGIBLE]
--------------------------------------------------------------------------------

                   Cameron Ashley Building Products (CAB-NYSE)
                                  Dallas, Texas

                                                                     Initiating Coverage
Brett Pope (214) 859-6676                                              March 24, 1999
--------------------------------------------------------------------------------------
Recent Price                   $10          EPS (FY 10/31)     FY88     FY99E     FY00E
                                            -------------      -----    -----     -----
52-Week Price Range        $8-$22 9/16      10                 $0.07   $0.00 A

FY-98 Revenue            $899.2 million     20                  0.29    0.34

Market Capitalization    $86.5 million      30                  0.56    0.75

Institutional Ownership        76%          40                  0.72    0.81
                                                               -----   -----
Shares Outstanding        8.7 million       YEAR               $1.61   $1.91     $2.14
                                                               =====   =====     =====
Float                     7.4 million

Tangible Book Value/Share    $6.83

Operating Cash Flow/Share    $2.67          P/E                 6.2x    5.2x      4.7x

Dividend/Yield                Nil

Debt/Capital                  57%           Return on Equity    14%     15%       18%

Average Daily Volume        14.126

S&P 500                     1262.14         Projected 3-Yr. EPS         10%
                                            Growth
--------------------------------------------------------------------------------------

Recommendation    BUY

       Company    Cameron Ashley is a national distributor of a broad line
   Description    of building products that are used principally in home
                  improvement, remodeling and repair work, and in new residential and commercial construction.

Key Investment Points

o Cameron Ashley's national branch network should allow the company to capitalize on economies of scale as well as position the company to gain access to growth opportunities with mass merchants and homebuilders.

o We expect continued growth in spending for remodeling and repair work based on the increasing size of the total housing stock, an aging housing stock, and increased size of the average home.

o We believe Cameron Ashley represents a good investment for value investors based on a current price-to-sales multiple of 0.09x and a multiple of 6.2x 1998 earnings. The company currently trades for 4.7x our estimated 1999 EBITDA. This compares to comparable valuations of 4.5x to 6x for smaller, private distributors. We believe the company should be valued at the high end of the range based on its larger size and higher margins.

o We are initiating coverage on Cameron Ashley with a BUY rating and a 12-month price target of $17 per share.

Note: The Reporting Persons have not sought nor obtained the consent of either the author or the publication for the use of this previous published material.